Exhibit 99.1

Glass House Brands Summary of Upcoming Events – Q1 Earnings Call, Attendance at Canaccord Global Cannabis Conference, Investor Sesh 2023

-Glass House will host a call to discuss its Q1 2023 financial results on Monday, May 15th at 5:00pm ET

-Glass House will attend the Canaccord Genuity 7th Annual Global Cannabis Conference on Thursday, May 18th, and join a Fireside Chat hosted by Bobby Burleson at 11:00am ET

-In Person Annual Meeting or “Investor Sesh 2023” is scheduled for Friday, June 23rd

LONG BEACH, CA and TORONTO, May 2, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company” (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the first quarter ended March 31, 2023, on Monday, May 15, 2023, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time.

Participants can find the live webcast here or on the Glass House Brands website at https://glasshousebrands.com/news-events/events-and-webcasts/. The webcast will be archived for approximately 30 days.

Participants interested in dialing in can call 1-888-664-6392. A telephone replay will be available approximately two hours after the call concludes and will be available through Monday, May 22, 2023, by dialing 1-888-390-0541 and entering confirmation code 602802#.

On Thursday, May 18th, Glass House Co-Founder, Chairman and Chief Executive Officer Kyle Kazan and Chief Financial Officer Mark Vendetti will join the Canaccord Genuity 7th Annual Global Cannabis Conference in New York. They will also be featured in a Fireside Chat to be hosted by Canaccord Genuity Managing Director and Senior Research Analyst Bobby Burleson at 11:00 a.m. Eastern Time. To register to view the Webcast live or in archived form, please click this link: https://wsw.com/webcast/canaccord88/glasf/2641878.

In other news, Glass House has opened registration for Investor Sesh 2023. “Last year, for our first annual shareholders meeting as a public company, we hosted our inaugural Investor Sesh,” said Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer of Glass House Brands. “This year, we continue the tradition with our 2nd Annual Investor Sesh, held at our Camarillo SoCal farm – the largest cannabis farm in the US. We are very proud of this one-of-a-kind event – transparency is in our name and we want investors to be able to ask us questions and share their thoughts in person.”

To register, please click this link: https://glasshousebrands.com/investorsesh2023/

About Glass House Brands Inc.

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, please visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

ICR, Inc.

Reed Anderson

T: 646-277-1260

E: Reed.Anderson@icrinc.com